UNITED STATES
0001164727	SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Queenstake Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

748314101 (CUSIP Number)

April 12, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 748314101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Newmont Mining Corporation 84-1611629
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
57,024,390
6 SHARED VOTING POWER
0
7 SOLE DISPOSITIVE POWER
57,024,390
8 SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,024,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%
12	TYPE OF REPORTING PERSON (See Instructions)

HC

ITEM 1.	(a)	NAME OF ISSUER: Queenstake Resources Ltd.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 999 18th Street, Suite 2940, Denver, CO 80202

ITEM 2.	(a)	NAME OF PERSON FILING: Newmont Mining Corporation

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1700 Lincoln Street, 37th Floor, Denver, CO 80203

	(c)	CITIZENSHIP: Delaware

	(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

	(e)	CUSIP NUMBER: 748314101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX. ☒

ITEM 4.	OWNERSHIP.

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a) AMOUNT BENEFICIALLY OWNED: 57,024,390

(b) PERCENT OF CLASS: 9.4%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or to direct the vote: 57,024,390.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of the shares: 57,024,390.

(iv) Shared power to dispose of or to direct the disposition of: 0.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Newmont Canada Limited. See Exhibit A attached hereto.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONs.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The remainder of this page is intentionally blank

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2006
(Date)

/s/ Ardis Young
(Signature)

Assistant Secretary
(Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

•	Subsidiary which acquired the Security being reported on by the Parent Holding Company:

Newmont Canada Limited

•	Place of Organization:

Ontario, Canada

•	I.R.S. Identification Number:

0000000000